March 1, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Paul M Dudek, Chief, Office of International Corporate Finance

Re:	Novadaq Technologies Inc.
Registration Statement on Form 40-F
Filed on February 29, 2012
File No. 1-35446

Dear Mr. Dudek:

On behalf of our client, Novadaq Technologies Inc. (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated March 1, 2012 from you, to Mr. David Rosenthal of our firm.

As requested by the Staff, the Company has today filed an amendment (“Amendment No. 1”) to its registration statement on Form 40-F (File No. 001-35446) to include a revised audit report of Ernst & Young with respect to the Company’s audited financial statements for fiscal 2011, which such report refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. Amendment No. 1 also includes a new consent from Ernst & Young to the use of such report as requested by the Staff.

If you have any questions, please feel free to contact the undersigned at (215) 994-2687 or David Rosenthal at (212) 698-3616. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Gregory A. Schernecke

Gregory A. Schernecke

cc: Roger Deck, Vice President – Operations, Novadaq Technologies Inc.

cc: Aaron Fransen, Stikeman Elliott LLP